Via Facsimile and U.S. Mail
Mail Stop 4720

December 11, 2009

Michael Abrams
Chief Financial Officer
Bond Laboratories, Inc.
11011 Q Street, Building A, Suite 106
Omaha, NE 68137

Re: **Bond Laboratories, Inc.**
     Form 10-K for the Fiscal Year Ended December 31, 2008
     Filed March 27, 2009
     File Number: 000-52369

Dear Mr. Abrams:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with supplemental information so we may better understand your disclosure.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1. Business, page 1
General

1.   Please augment this discussion by including information concerning how your products are manufactured and, if you manufacture them yourself, the sources and availability of raw materials and the names of your principal suppliers, pursuant to Item 101(h)(4)(v) of Regulation S-K.

NDS Nutritional Products, Inc., page 3

2.   Please expand your discussion in this section by identifying not only new product lines through your recent asset purchase, but the actual products themselves and how they are distributed. Please refer to Item 101(h)(4)(i) of Regulation S-K.

Item 2. Properties, page 10

3.   You state herein that you are headquartered in Omaha, NE but the cover page of your annual report provides your Solana Beach, CA location as your principal executive office. Moreover, although we note that you disclose your rental payments for the Solana Beach, CA location, you do not provide any narrative disclosure concerning this property, including whether it is owned or leased, and what operations are performed there. Please clarify your disclosure under this Item and, if necessary, revise it accordingly.

Recent Sales of Unregistered Securities, page 13

4.   In the first paragraph of this discussion, you state "During the year ended December 31, 2007, the Company granted to consultants 2,517,625 shares of common stock valued in the aggregate at $3,109,477 with a strike price of par value since the Company was not trading its common stock." Please explain what you mean by "strike price" in this context. It appears the shares were valued at approximately $1.23 per share. You have made a similar statement regarding 1,340,522 shares that were issued during the year ended December 31, 2008. These shares were valued at approximately $1.142 per share.

5.   During the year ended December 31, 2007, you issued 1,238,600 shares of common stock for the conversion of debt, 230,000 shares for the conversion of debt from your Chief Executive Officer's accrued salary and 410,000 shares for the conversion of debt held by an affiliate. Based on the number of shares issued and the value of the debt, it appears that you applied a value of $0.67 per share for the issuance of the 1,238,600 shares, $1.00 for the issuance of shares to the Chief Executive Officer upon conversion of the deferred salary debt and $0.29 per share for the conversion of the debt held by an affiliate. Please explain the reason for applying fluctuating values.

6.   In the first paragraph on page 14, you state that you issued 3,642,456 shares of your common stock for $3,498,000 and that these shares included 3,000,000 shares issued in a private placement. Please explain the circumstances under which the other 642,456 shares were issued.

Michael Abrams
Bond Laboratories, Inc.
December 11, 2009
Page 3

Item 8. Financial Statements
Report of Independent Registered Public Accounting Firm, page F-2

7.   Please have Jewett, Schwartz, Wolfe & Associates revise their report to refer to changes in stockholders' equity rather than shareholders' deficiency and the years then ended rather than the year then ended in the first paragraph and to refer to the years then ended rather than the period then ended in the third paragraph.

Note 7 – Acquisition, page F-16

8.   Please revise your disclosure to include the required disclosures for the period in which you acquired NDS, in accordance with paragraphs 51-55 of SFAS 141. Specifically, provide the following:
   - A condensed balance sheet of NDS disclosing the amount assigned to each major asset and liability at the acquisition date;
   - The amount assigned to intangible assets, and the related weighted-average amortization period; and
   - Results of operations on a pro forma basis.

Note 10 – Share Capital, page F-18

9.   Please revise your disclosures on compensation expense to address the following:
   - Disclose the amount of compensation expense you recorded for the years ended December 31, 2008 and 2007;
   - Reconcile your Consolidated Statement of Stockholders' Equity, your Consolidated Statements of Cash Flows, and your disclosure on page F-19 within note 10 regarding the amount recorded for stock compensation expense for the year ended December 31, 2007. Revise your disclosure accordingly;
   - You disclose that the value of shares (issued as consideration to consultants for services rendered) is determined based on the trading value of the stock at the dates on which the agreements were (entered) into for the services and the value of the services rendered. Please reconcile this statement with the statement in the last sentence that says you used the strike price of par since there was no trading. Revise your disclosure accordingly.
   - Tell us whether you considered issuances of stock in separate cash transactions with third parties during the year ended December 31, 2007 when you estimated the fair value of stock issued to consultants in that year. Clarify for us how you considered paragraph 7 of SFAS 123R when determining the fair value of the stock issued. Also, please reconcile for us and explain any differences between the value of stock issued for cash and the fair value of stock issued to consultants. Revise your disclosure accordingly.

Item 9A. Controls and Procedures, page 21

10.   You disclose that your management team, under the supervision and with the
participation of your principal executive officer and your principal financial
officer, evaluated the effectiveness of the design and operation of your disclosure
controls and procedures as of the last day of the fiscal period covered by this
report, May 31, 2008. Please revise accordingly to comply with Item 307 of
Regulation S-K which requires that you evaluate and disclose the conclusions of
your principal executive and principal financial officers as of the end of the period
covered by your report.

Item 10. Directors, Executive Officers, and Corporate Governance
Director and Executive Officer, page 23

11.   Your disclosure concerning the background of your executive officers does not
include the requisite five-year business experience of Ryan Zink, President of
NDS Nutritional Products, Inc. Please revise your disclosure to provide this
information.

Compliance with Section 16(A) Of the Exchange Act, page 24

12.   In this disclosure you must name all persons who did not make the requisite
filings, the total number of late reports and the number of transactions that were
not reported. Please also clarify whether all outstanding forms have since been
filed. We refer to Item 405 of Regulation S-K and ask that you revise your
disclosure accordingly.

Item 11. Executive Compensation, page 24

13.   We note your statement that Mr. Landow received cashless warrants of 350,000
per year until the company begins paying his full salary. Please disclose the years
in which warrants were issued and explain why you have not included these
warrants in the compensation tables.

Compensation of Directors, page 28

14.   We note your statement that your current director compensation policy to
compensate directors with options to purchase common stock. Please disclose the
options issued to your director or affirmatively state that no options were issued
as director compensation.

Item 13. Certain Relationships and Related Transactions, page 30

15.   Please describe each loan, including amount of principal and interest outstanding, interest provisions, when the loan is due and identify the lender.

16.   Your disclosure on page 30 states that your Chief Executive Officer is entitled to compensation of $280,000 and a bonus of 40% which he has deferred. Please explain why the bonus is not reported in the executive compensation table.

Exhibits 31.1 and 31.2

17.   Your filed certifications include various references to "small business issuer's." With the exception of the first paragraph of the certification, in which the report and the name of the registrant are identified, the certification must conform to the exact language specified in Item 601(B)(31) of Regulation S-K, and the certification should not be modified in any way with respect to either annual or quarterly reports. Please amend your filing as appropriate.

* * * *

As appropriate, please amend your Form 10-K for the year ended December 31, 2008 and respond to these comments within 10 business days or tell us when you will respond. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. You should file the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Staci Shannon, Staff Accountant, at (202) 551-3374 or Mary Mast, Review Accountant, at (202) 551-3613 if you have any questions regarding the processing of your response, as well as any questions regarding comments on the financial statements and related matters. You may contact Scot Foley, Staff Attorney, at (202) 551-3383 or Suzanne Hayes, Legal Branch Chief, at (202) 551-3675 with questions on other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant